Securitas EDGAR Filings, Inc.

 4115 Taylorsville Rd.

Louisville, KY 40220

March 1, 2011

H. Christopher Owings

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20548

Re:

Securitas Edgar Filings, Inc. File No. 333-137624

Registration Statement on Form S-1/A

Filed December 13, 2010

Dear Mr. Owings,

On behalf of Securitas Edgar Filings, Inc. (“Securitas”, “SEF”, or “Company”), we hereby submit the Company’s responses to the comments the Securities and Exchange Commission (“SEC”, or “Commission”) set forth in a letter dated December 23, 2010.

For the convenience of your review, each comment is included and is followed by the corresponding response of the Company.  References in this letter to “we”, “us” and “our” refer to the Company unless the context indicated otherwise.

Risk Factors, page 3

1.

We note in response to comment 7 of our October 18, 2010 letter, you revised the financial statement date references in your risk factors.  However, you did not revise the corresponding financial information.  Please revise the applicable risk factors to provide the most current financial information, and ensure that your revisions take into account our comment below regarding the need to update your interim financial statements.

We note your comment and have updated and revised the applicable risk factors to include the financial information for the year ended December 31, 2010.

Financial Statements, page 41

2.

Effective November 12, 2010, the age of your financial statements does not satisfy the requirements of Rule 8-08 of Regulation S-X.  Please revise to include financial statements for the most recently completed interim period.

We note your comment and have updated and revised this amendment to include financial information for the year ended December 31, 2010.

Exhibits, page 44

3.

We note you revised the file number in your exhibit index footnotes in response to comment 8 of our October 18, 2010 letter.  Please correct the file number reference in the first footnote by removing the last “4.”

We note your comment and have revised to correct the file reference number to 333-167824.

4.

We note that you filed counsel’s legal opinion with this amendment, but your exhibit index indicates that it is incorporated by reference to your initial filing.  Please revise.

We note your comment and have revised the disclosure to reflect that the legal opinion is incorporated by reference to the amendment filed on December 13, 2010.

Signatures, page 47

5.

We note that Mr. Pearman’s signatures are dated September 30, 2010, but this amendment was filed December 13, 2010.  Please ensure that date of all signatures is consistent with the date of filing the respective amendment.

We note your comment and have revised to reflect a signature date as of the date of filing this amendment, March 1, 2011.

Exhibit 23

6.

Please file an updated copy of the auditor’s consent to use their audit report.  Please note that Staff requires a new consent with an amendment if an extended period of time passes since the last filing.  An extend time is generally any period which is more than 30 days.

We note your comment and our auditor’s have provided us with an updated consent, which we have filed as an exhibit to this amendment.

If you would like to discuss any of the responses to the comments or is you would like to discuss any other mattes, please contact Robert Diener at (310) 396-1691.

Sincerely,

/s/ Jeremy Pearman

_______________

Jeremy Pearman